Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, NORTH LOBBY Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying “Statement of Unaudited Standalone Financial Results for the Quarter Ended 30 June 2024” (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter ended June 30, 2024 attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 24213271BKELHG6789

Place: Hyderabad

Date: July 27, 2024

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block B, 3rd Floor, Kolkata-700 016

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2024

			All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2024	31.03.2024	30.06.2023	31.03.2024
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	58,076	50,304	54,034	192,764
	b) License fees and service income	163	514	167	1,277
	c) Other operating income	173	230	172	797
	Total revenue from operations	58,412	51,048	54,373	194,838

2	Other income	2,178	2,127	2,336	8,623

	Total income (1 + 2)	60,590	53,175	56,709	203,461

3	Expenses
	a) Cost of materials consumed	9,111	9,077	8,139	32,915
	b) Purchase of stock-in-trade	7,403	5,463	3,842	19,866
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,261)	(520)	(163)	(2,388)
	d) Employee benefits expense	8,559	7,795	7,402	30,857
	e) Depreciation and amortisation expense	2,498	2,462	2,372	9,756
	f) Impairment of non current assets, net	-	260	-	260
	g) Finance costs	71	59	45	218
	h) Other expenses	15,070	15,187	12,876	54,064

	Total expenses	41,451	39,783	34,513	145,548

4	Profit before tax (1 + 2 - 3)	19,139	13,392	22,196	57,913

5	Tax expense
	a) Current tax	4,666	2,702	5,387	13,618
	b) Deferred tax	301	342	415	875

6	Net profit for the period / year (4 - 5)	14,172	10,348	16,394	43,420

7	Other comprehensive income / (loss)
	a) (i) Items that will not be reclassified to profit or loss	-	27	1	21
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	(7)	-	(7)

	b) (i) Items that will be reclassified subsequently to profit or loss	55	(189)	521	(446)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(14)	49	(130)	114

	Total other comprehensive income / (loss)	41	(120)	392	(318)

8	Total comprehensive income (6 + 7)	14,213	10,228	16,786	43,102

9	Paid-up equity share capital (face value Rs. 5/- each)	834	834	833	834

10	Other equity				241,574

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	85.10	62.14	98.66	260.95
	Diluted	84.97	62.04	98.45	260.46
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information			All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2024	31.03.2024	30.06.2023	31.03.2024
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	8,520	9,842	6,885	30,742
	b) Global Generics	52,447	44,006	49,678	173,405
	c) Others	61	353	131	678
	Total	61,028	54,201	56,694	204,825

	Less: Inter-segment revenue	2,616	3,153	2,321	9,987
	Total revenue from operations	58,412	51,048	54,373	194,838

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(70)	1,246	(596)	(287)
	b) Global Generics	19,667	12,172	22,492	57,670
	c) Others	97	239	(9)	536
	Total	19,694	13,657	21,887	57,919

	Less: (i) Finance costs	71	59	45	218
	(ii) Other un-allocable expenditure / (income), net	484	206	(354)	(212)
	Total profit before tax	19,139	13,392	22,196	57,913

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited standalone financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards (''Ind AS'') prescribed under Section 133 of the Companies Act, 2013 ("the Act'') read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI'') were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 27 July 2024. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2	“Other income” for the year ended 31 March 2024 includes:

a) Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

b) Dividend income of Rs. 445 million recognised in June 2023, declared by Kunshan Rotan Reddy Pharmaceutical Company Limited, joint venture of the company.

3	During the quarter ended 30 June 2024 and 31 March 2024, an amount of Rs. 804 million and Rs. 806 million, representing government grants has been accounted as a reduction from cost of material consumed.

4	Agreement with Nestle:

On 25 April 2024, the Company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities shall be carried out through Dr. Reddy’s Nutraceuticals Limited (the “Nutraceuticals subsidiary”) which was incorporated on 14 March 2024. Subsequently, the Nutraceutical subsidiary’s name was changed to Dr. Reddy’s and Nestlé Health Science Limited on 13 June 2024.

The aforesaid definitive agreement is subject to certain closing conditions and is expected to become effective by the quarter ended 30 September 2024, upon infusion of funds and completion of other closing conditions.

As per terms agreed, the Company will hold 51% and the Nestlé India will hold 49% of the paid-up share capital in the Nutraceuticals subsidiary with shareholder rights to voting, dividend distribution and other economic rights as agreed in the aforesaid definitive agreement. As per agreed terms, the Company and Nestlé India will transfer license of its nutraceuticals brands to Nutraceuticals subsidiary.

Further, Nestlé India will have a call option to increase their shareholding up to 60% in the Nutraceuticals subsidiary after six years from subscription date for a payment at fair market value. However, the Company shall continue to hold at least 40% of the shareholding after Nestlé India exercises its call option.

Dr. Reddys Laboratories Limited.

5	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

6	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to make presentations to the SEC and the DOJ in relation to the ongoing investigation and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company. The Company continues to respond to requests made by the SEC and the DOJ and is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions which can lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

7	The Board of Directors of the Company at their meeting held on 27 July 2024, have approved the sub-division/ split of each equity share of face value of Rs.5/- (Rupees five only) each, fully paid-up, into 5 (Five) equity shares having face value of Re.1/- (Rupee one only) each, fully paid-up, by alteration of the Capital Clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent 1 (One) underlying equity share as at present and therefore, the number of ADSs held by an American Depositary Receipt holder would consequently increase in proportion to the increase in number of equity shares. The sub-division/ split will be subject to approval of the shareholders of the Company through postal ballot process. The record date for the said sub-division/ split will be intimated in due course.

Pending approval of the shareholders, the basic and diluted EPS disclosed above have not been adjusted to give effect to such split in accordance with requirements under Ind AS 33, Earnings per share.

8	The figures for the quarter ended 31 March 2024 are the balancing figures between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which were subject to limited review.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 27 July 2024	Co-Chairman & Managing Director